

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 3, 2011

Via E-mail
Mr. John R. Ayling
Chief Executive Officer
LD Holdings Inc.
1010 Commerce Drive, Building II, Suite 303
Perrysburg, Ohio 43551

> **Re:** **LD Holdings Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-50584**

Dear Mr. Ayling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Item 9A – Controls and Procedures, page 8

1. Please revise your Form10-K in future filings to include management's report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K. While we note that you concluded that a material weakness existed in your internal controls over financial reporting, the exact disclosures required by Item 308(a) of Regulation S-K should be included with regard to your internal controls over financial reporting.

Item 11. Executive Compensation, page 10

2. Please clarify the statement that no director or officer was paid any compensation during 2009 and 2010 and reconcile it with the table directly below stating that Mr. Ayling received $120,000 of compensation each year.

Financial Statements, page 15
Notes to Consolidated Financial Statements, page 21
4. Related Party Transactions, page 24

3. We note the recognition of $45,000 and $60,000 of revenue from related parties during December 31, 2010 and 2009, respectively. Please tell us and revise future filings to disclose the nature of the services performed, the related entity for which they were performed, whether the services were performed in the normal course of business for LD Holdings, and how the criteria for revenue recognition was met under ASC 605.

6. Stockholders' Impairment, page 25

4. Please revise future filings to disclose the nature, facts, and circumstances of any material issuances of common stock for each period presented. In this regard, we note little, if any, disclosure regarding the issuance of shares of common stock for services during 2010 and 2009. Please describe for us and tell us how you determined the fair value of the stock issued for services. If the fair value used is other than the closing stock price on the date of issuance, please tell us how you derived the fair value, including any relevant assumptions used to support your calculation. Please also include the stock issued during 2011 in your response.

9. Litigation, page 27

5. We note that you recognized a $29,287 gain from debt settlement during 2010. Please tell us, and revise future filings to disclose, the nature of the debt that was settled, the consideration paid, and how the gain was valued.

Exhibit 31.1

6. We note that your certification contains modifications to the standard language from Item 601(b)(31) of Regulation S-K, with the omission of language from paragraph 4. Please file an amendment to the Form 10-K that includes a correctly worded certification. Your revised certification should also state that Mr. Ayling is signing in the capacity of the chief accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact or me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief